UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)(1)

Aehr Test Systems
------------------------------------------------
(Name of Issuer)

Common Stock, $0.01 Par Value
------------------------------------------------
(Title of Class of Securities)

00760J108
------------------------------------------------
(CUSIP Number)

Robert G. Moses
RGM Capital, LLC
6621 Willow Park Drive
Suite One
Naples, FL  34109
(239)-593-1280
------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2006
------------------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].


CUSIP NO. 00760J108
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1. NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

   RGM Capital, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   WC*
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
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6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
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                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         486,613**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        486,613**
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    486,613**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.28%
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14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5




CUSIP NO. 00760J108
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON (entities only)

   Robert G. Moses
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         509,913**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        509,913**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    509,913**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.58%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5


CUSIP NO. 00760J108
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON (entities only)

   RGM Value Opportunity Fund II, LP
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         416,187**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        416,187**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    416,187**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.36%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, $0.01 par value per share (the "Common Stock"), of Aehr Test Systems, a California corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 400 Kato Terrace, Fremont, CA
94539.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a-c, f) This Statement is filed jointly by RGM Capital, LLC ("RGM Capital"), RGM Value Opportunity Fund II, LP ("RGM Fund II"), and Robert G. Moses (together, the "Reporting Persons"). RGM Capital, a registered investment advisor, serves as investment manager to and has voting and investment discretion over private investment funds and a separately managed account. Specifically, RGM Capital acts as investment manager to RGM Fund II. Robert G. Moses is the managing member of RGM Capital, LLC. Robert G. Moses also manages several accounts for the benefit of certain family members (collectively the "Accounts"). The Reporting Persons' principal business address is located at 6621 Willow Park Drive, Suite One, Naples, FL 34109.

         (d-e) Neither RGM Capital, LLC nor Mr. Moses have during the past five years been convicted of any criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of funds used to purchase the securities reported herein was the working capital of private investment funds and a separately managed account over which the reporting persons have investment discretion, and the personal funds of certain family members of Robert G. Moses. The aggregate funds used by the Reporting Persons to make the purchases was $605,716, exclusive of commissions. No borrowed funds were used to purchase the securities, other than any borrowed funds used for working capital purposes in the ordinary course of business.

ITEM 4.  PURPOSE OF TRANSACTION.

         The securities reported herein were acquired for, and are being held for, investment purposes by the Reporting Persons on behalf of private investment funds, a separately managed account, and the Accounts. The acquisitions of the securities reported herein were made in the ordinary course of the Reporting Persons' business.

         The Reporting Persons will take such future actions with respect to the securities reported herein as the Reporting Persons may deem appropriate in light of the circumstances existing, from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons.

         In addition, the Reporting Persons may engage in communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the Issuer's operations and strategic direction that, if effected, could result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. Except to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Persons does not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of the
Schedule 13D) or formulate and implement plans or proposal with respect to any of the foregoing.

         Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other deemed relevant.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a-b). As of the date hereof, RGM Capital, LLC may be deemed the beneficial owner of 486,613 shares of Issuer Common Stock, representing approximately 6.28% of the Issuer's outstanding Common Stock based upon the 7,751,214 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarter period ended August 31, 2006.

         RGM Capital shares the power to vote or direct the vote of 486,613 Shares to which this filing relates.

         RGM Capital has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

         RGM Capital shares the power to dispose or direct the disposition of 486,613 shares to which this filing relates.

         RGM Capital has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

         (a-b). As of the date hereof, Robert G. Moses may be deemed the beneficial owner of 509,913 shares of Issuer Common Stock, representing approximately 6.58% of the Issuer's outstanding Common Stock based upon 7,751,214 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarter period ended August 31, 2006.

	Robert G. Moses shares the power to vote or direct the vote of 509,913 Shares to which this filing relates.

         Robert G. Moses has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

         Robert G. Moses shares the power to dispose or direct the disposition of 509,913 shares to which this filing relates.

         Robert G. Moses has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

	(a-b). As of the date hereof, RGM Fund II may be deemed the beneficial owner of 416,187 shares of Issuer Common Stock, representing approximately 5.36% of the Issuer's outstanding Common Stock based upon 7,751,214 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarter period ended August 31, 2006.

	 RGM Fund II shares the power to vote or direct the vote of 416,187 Shares to which this filing relates.

         RGM Fund II has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

         RGM Fund II shares the power to dispose or direct the disposition of 416,187 shares to which this filing relates.

         RGM Fund II has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

(c) The following purchases in the Issuer's Common Stock were effected by the Reporting Persons on behalf of private investment funds and a separately managed account during the sixty (60) days preceding the date of this report. All of such transactions represent open market transactions.

Transactions by RGM Capital, LLC:

Trade Date        Shares    	Price/Share
---------   	-----------	-----------
09/27/2006	 40,000		  7.3870
09/28/2006	 15,000		  7.1822
09/29/2006	 15,000		  7.2800
10/17/2006	  2,249		  6.6142
10/18/2006	  1,553		  6.6971
10/30/2006	  7,700		  5.4646
10/31/2006	 30,000		  5.6277
11/02/2006	  2,249		  5.2919
11/08/2006	  5,000		  5.2863
11/09/2006	 10,000		  5.3065
11/15/2006	  7,600		  5.2630
11/16/2006	  6,740		  5.2702
11/20/2006	 15,000		  5.0988
11/21/2006	  1,200		  4.9992

Transactions by RGM Value Opportunity Fund II, LP

Trade Date        Shares    	Price/Share
---------   	-----------	-----------
09/27/2006	 34,560		  7.3870
09/28/2006	 12,973		  7.1822
09/29/2006	 12,953		  7.2800
10/17/2006	  1,945		  6.6142
10/18/2006	  1,343		  6.6971
10/27/2006	  4,829		  6.0937
10/30/2006	  6,659		  5.4646
10/31/2006	 25,939		  5.6277
11/08/2006	  2,018		  5.2863
11/09/2006	  8,556		  5.3065
11/15/2006	  6,574		  5.2630
11/16/2006	  5,886		  5.2702
11/20/2006	 12,842 	  5.0988
11/21/2006  	  1,000		  4.9992

(c) The following sales in the Issuer's Common Stock were effected by the Reporting Persons on behalf of private investment funds and a separately managed account during the sixty (60) days preceding the date of this report. All of such transactions represent open market transactions.

Transactions by RGM Capital, LLC

Trade Date        Shares    	Price/Share
---------   	-----------	-----------
09/22/2006	  2,783		  7.9469
09/25/2006	 19,300		  7.9778
09/26/2006	  5,168		  7.5628

Transactions by RGM Value Opportunity Fund II, LP

Trade Date        Shares    	Price/Share
---------   	-----------	-----------
09/22/2006	  2,783		  7.9469
09/25/2006	 18,622		  7.9778
09/26/2006	  4,471		  7.5628


(d-e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       Neither of the Reporting Persons have any contract, arrangement, understanding or relationship with any person with respect to the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Joint Filing Agreement


                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

				November 22, 2006
                              ----------------------------------------
       (Date)
			      RGM Value Opportunity Fund II, LP
                              RGM Capital, LLC

                              By:    /s/  Robert G. Moses
                                --------------------------------------
		                  Robert G. Moses, Managing Member

                              /s/  Robert G. Moses
                              --------------------------------------
			       Robert G. Moses


Exhibit A


AGREEMENT

The undersigned agree that this Amendment No. 1 to Schedule 13D dated November 15, 2006, relating to the Common Stock, $.01 par value, of Aehr Test Systems shall be filed on behalf of the undersigned.

				November 22, 2006
                              ----------------------------------------
       (Date)
			      RGM Value Opportunity Fund II, LP
                              RGM Capital, LLC

                              By:    /s/  Robert G. Moses
                                --------------------------------------
			         Robert G. Moses, Managing Member

                              /s/  Robert G. Moses
                              --------------------------------------
			       Robert G. Moses